Exhibit 99.2

Hello Everyone,

My name is Eli from the Product team here at Masterworks.

Today we’re excited to bring you xPxixoxtxrx xUxkxlxaxnxsxkxix by the talented artist, Elizabeth Peyton.

Elizabeth Peyton is a world-renowned contemporary American artist recognized for her emotional portraits of famous figures and personal acquaintances.

The Artwork is a portrait of Elizabeth Peyton’s friend, xPxixoxtxrx xUxkxlxaxnxsxkxix, sitting alone on a plush red couch. Positioned in the left third of the canvas, the slim, brown-haired figure wears a red shirt and a black and yellow unzipped jacket. He casts his gaze downwards in a relaxed, pensive expression. To his left, at the center of the composition, a small, colorful painting of a sunset with red stars and green mountains leans against the couch. A radiator peeks out behind the edge of the couch at the far right of the canvas.

So why do we like this painting? Three reasons:

One: We believe this work has potential upside with a growth rate in record prices of 16.4% from May 17, 2000 to June 30, 2023.

Two: Auction records for artworks similar in style, period, and size are led by Nick with Eyes Closed, which sold for $2,470,000 at Sotheby’s in November 2022, Flower Ben, which sold for $945,000 at Sotheby’s in November 2018 and Martin Creed at St. John’s London (1999), which sold for $874,970 at Sotheby’s in March 2022.

Three: Peyton’s work is represented in the permanent collections of the Museum of Modern Art in New York, Tate Modern in London, the Museum of Contemporary Art in Los Angeles, and the Centre Pompidou in Paris.

Thank you for joining us, and we look forward to bringing you this amazing new work by Elizabeth Peyton.